[Sandell Asset Management Letterhead]

Board of Directors
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, Florida 34134
Attn: Mr. Don E. Ackerman, Chairman

Dear Board of Directors,

Sandell Asset Management Corp. and certain funds managed by Sandell are the beneficial owners of 9.8% of WCI's common stock, making us the third largest shareholder. We were encouraged by the Board's recent decision to engage financial advisors to evaluate alternatives for value creation because we firmly believe that a sale of the company is the best and possibly only route to value creation. Unfortunately, we are also concerned about the current alternatives we, as a large shareholder, now face.

We support Carl Icahn's efforts to create change at WCI by nominating and electing an alternative slate of directors at the WCI annual meeting, and see his recent tender offer as a positive step in value maximization at WCI. The onus is clearly on WCI's management, board of directors and financial advisors at this point to step up their efforts to achieve the best possible result of the strategic review process. If that process does not yield a higher value, we encourage the board to work with Mr. Icahn toward a negotiated deal rather than attempt to hide behind the recently adopted poison pill. In the absence of a higher bid, the shareholders may have little choice in the decision of selling to Mr. Icahn or leaving the company in current management's hands and risking further value destruction.

Despite the unenviable position that management and the Board find themselves in, there is an opportunity to deliver value to shareholders and meet the fiduciary duty entrusted to them by the shareholders. Failure to do so would most likely result in an ignominious exit for the current management and Board of Directors as well as a potentially less than satisfactory result for shareholders.

We look forward to a successful resolution of the current situation and can be reached at (212) 603-5700 to discuss our thoughts above.

Sincerely,

/s/ Thomas E. Sandell

Thomas E. Sandell